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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

December 9, 2003

Norsk Hydro ASA
(Exact name of registrant as specified in its charter)

Bygdoy Alle 2, N-0240 Oslo, Norway
(Address of principal executive offices)

033-61360
(Commission File Number)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        Consent Solicitation Statement and Consent Form, each dated December 3, 2003

CONSENT SOLICITATION STATEMENT

NORSK HYDRO ASA
Solicitation of Consents to Indenture Amendments
Relating to the

$300,000,000 6.36% Notes due 2009 (the "2009 Notes")	$300,000,000 7.75% Debentures due 2023 (the "2023 Debentures")
$350,000,000 9.00% Debentures due 2012 (the "2012 Debentures")	$250,000,000 7.15% Debentures due 2025 (the "2025 Debentures")
$99,522,000 9.125% Debentures due 2014 (the "2014 Debentures")	$480,512,000 7.25% Debentures due 2027 (the "2027 Debentures")
$300,000,000 7.50% Debentures due 2016 (the "2016 Debentures")	$250,000,000 6.80% Debentures due 2028 (the "2028 Debentures")
$250,000,000 6.70% Debentures due 2018 (the "2018 Debentures")	$275,000,000 7.15% Debentures due 2029 (the "2029 Debentures")

(each of the above issuances referred to herein as a "series" of Notes or Debentures, as the case may be, and all such series collectively referred to herein as the "Notes and Debentures")

Consent Fees: $1.00 per $1,000 principal amount of Notes and Debentures

        Subject to the terms and conditions set forth in this Consent Solicitation Statement, Norsk Hydro ASA (the "Company"), hereby solicits the consents (the "Solicitation") of Holders (as defined herein) as of 5:00 pm New York City Time on December 2, 2003 (the "Record Date") of each series of the Notes and Debentures of the Company to an amendment (the "Proposed Amendments") to the Indenture (as defined herein) governing the Notes and Debentures in connection with the Agri Transaction further described herein.

Outstanding Principal Amount	Description of Securities	CUSIP/ISIN Number
$99,522,000	9.125% Debentures due 2014	656531AL4
$300,000,000	6.36% Notes due 2009	656531AH3
$275,000,000	7.15% Debentures due 2029	656531AJ9
$250,000,000	6.70% Debentures due 2018	656531AF7
$250,000,000	6.80% Debentures due 2028	656531AG5
$300,000,000	7.50% Debentures due 2016	656531AE0
$480,512,000	7.25% Debentures due 2027	656531AM2
$250,000,000	7.15% Debentures due 2025	656531AD2
$300,000,000	7.75% Debentures due 2023	656531AC4
$350,000,000	9.00% Debentures due 2012	656531AB6

        The Solicitation is being made upon the terms and is subject to the conditions set forth in this Consent Solicitation Statement and in the accompanying consent form (the "Consent Form"). Approval of the Proposed Amendments with respect to any series of the Notes or Debentures requires the consent of Holders of a majority in outstanding principal amount of such series of the Notes and Debentures (the "Requisite Consents"). After, and subject to, the Company holding the Shareholders' Meeting (as defined herein) and the resolutions to be proposed at the Shareholders' Meeting to sanction the Agri Transaction (the "Resolutions") duly being passed, the Company will pay consent fees (the "Consent Fees") of $1.00 for each $1,000 of Notes and Debentures to Holders who have properly furnished valid and unrevoked consents ("Consents") with respect to such series of Notes or Debentures on or prior to the Expiration Date (as defined herein), provided that (i) the Requisite Consents for the relevant series of Notes or Debentures have been received by the Information Agent (as defined herein) and (ii) the Supplemental Indenture for such series of Notes or Debentures (as defined herein) has become effective. If the Shareholders' Meeting is not held or any of the Resolutions are not duly passed, the Proposed Amendments will not become effective and no Consent Fees will be paid.

        THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 17, 2003, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME (AS IT MAY BE EXTENDED BY THE COMPANY, FROM TIME TO TIME) SHALL BE REFERRED TO AS THE "EXPIRATION DATE"). REGARDLESS OF WHETHER THE REQUISITE CONSENTS FOR A SERIES OF NOTES OR DEBENTURES HAVE BEEN RECEIVED BY 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 17, 2003, THE EXPIRATION DATE, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR ANY OR ALL SUCH SERIES OF NOTES OR DEBENTURES, FOR A SPECIFIED PERIOD OR ON A DAILY BASIS.

        Consents may be revoked with respect to any series of Notes or Debentures by Holders of such series of Notes of Debentures at any time prior to the execution of the Supplemental Indenture (each such time referred to herein as an "Execution Time") for such series of Notes or Debentures. Any notice of revocation received after the relevant Execution Time will not be effective, even if received prior to the Expiration Date. See "The Solicitation—Revocation of Consents". Promptly following receipt of the Requisite Consents for a series of Notes of Debentures, the Company and the Trustee will execute a Supplemental Indenture for such series substantially in the form set forth in Exhibit A hereto (each a "Supplemental Indenture"), however, the Proposed Amendments with respect to such series of Notes or Debentures shall not become effective unless and until the Shareholders' Meeting has been held and the Resolutions have been duly passed. Once the Proposed Amendments become effective, each present and future holder of such series of Notes or Debentures will be bound by the Proposed Amendments, whether or not such holder delivered a Consent. For a description of the Proposed Amendments, see "The Proposed Amendments".

        The Solicitation Agent for the Solicitation (the "Solicitation Agent") is:

Citigroup
Consent Solicitation Statement dated December 3, 2003

(This page intentionally blank)

IMPORTANT

        Holders are requested to read and carefully consider the information contained herein and to give their consent to the Proposed Amendments by properly completing, executing and delivering the accompanying Consent Form in accordance with the instructions set forth herein and therein.

        Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement (except an extension of the Solicitation in the event of an amendment, waiver or modification of the Solicitation in a manner that the Company deems to be material), the Company reserves the right, in its sole discretion, at any time prior to the Execution Time with respect to any series of Notes or Debentures to (i) terminate the Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms of the Solicitation or (iv) modify the form or amount of the consideration to be paid pursuant to the Solicitation, in each case, with respect to such series of Notes of Debentures. See "The Solicitation—Expiration Date; Extensions; Amendment".

        Holders who wish to Consent must deliver their properly completed and executed Consent Form to the Information Agent at the address set forth on the back cover page of this Consent Solicitation Statement and in the Consent Form in accordance with the instructions set forth herein and therein. Consents should not be delivered to the Company, the Trustee or the Solicitation Agent. However, the Company reserves the right to accept any Consent received by it, the Trustee or the Solicitation Agent. Under no circumstances should any person tender or deliver Notes or Debentures to the Company, the Trustee, the Solicitation Agent or the Information Agent at any time.

        Notwithstanding anything to the contrary contained herein or in any other document related to the Solicitation, if the Shareholders' Meeting is not held or any of the Resolutions are not duly passed, the Proposed Amendments will not become effective and the Company will not pay Consent Fees to any Holder.

        Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

        Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the Indenture dated as of April 15, 1992 (as amended by The First Supplemental Indenture dated as of April 15, 1993), between the Company and The Chase Manhattan Bank N.A. as trustee (the "Indenture").

        Please handle this matter through your bank or broker. Questions concerning the terms of the Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page hereof. Requests for assistance in completing and delivering Consent Forms or requests for additional copies of this Consent Solicitation Statement, the Consent Form or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover page hereof.

AVAILABLE INFORMATION

        The Company files with, and furnishes to, the Securities and Exchange Commission (the "SEC") annual and current reports and other information. You may read and copy any document the Company files with, or furnishes to, the SEC at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Certain of the documents the Company has filed with or furnished to the SEC are also available to the public from the SEC's web site at www.sec.gov or from the Company's web site at ww.hydro.com. However, the information on the Company's web site does not constitute a part of this Consent Solicitation Statement.

INCORPORATION BY REFERENCE

        The following documents have been filed with or furnished to the SEC by the Company (File No. 033-61360) and are hereby incorporated by reference in this Consent Solicitation Statement:

  •
  The Company's Annual Report of Foreign Private Issuer on Form 20-F for fiscal year ended December 31, 2002, filed with the SEC on March 17, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on December 1, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on November 28, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on November 14, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on October 20, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on July 21, 2003;

  •
  The Company's Report on Form 6-K furnished to the SEC on April 28, 2003; and

  •
  The Company's Report on Form 6-K furnished to the SEC on March 17, 2003.

        The Company also incorporates by reference future reports filed or furnished by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC prior to the expiration, termination or consummation of the Solicitation.

        You may request a copy of these documents at no cost, by writing or telephoning the Company at:

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Attn: Investor Relations
+47 22 53 27 25

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement. Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

        No person has been authorized to give any information or make any representations other than those contained in this Consent Solicitation Statement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Solicitation Agent, the Information Agent or any other person. The Solicitation is not being made to, and no Consents are being solicited from, Holders in any jurisdiction in which it is unlawful to make such solicitation or grant such Consents. The statements made in this Consent Solicitation Statement are made as of the date hereof and delivery of this Consent Solicitation Statement and the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date.

        The information provided in this Consent Solicitation Statement is based upon information provided solely by the Company. The Solicitation Agent has not independently verified and does not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained herein.

* * * *

        This Consent Solicitation Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the Agri Transaction, including financial and operating results and estimates, synergy and margin benefits and debt reduction that may be realized from the Agri Transaction and; (ii) other statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements are based upon the Company's management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond the Company's control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) satisfaction of the conditions specified in the documents related to the Agri Transaction, including, without limitation, the receipt of required governmental, shareholder and other third-party approvals of the Agri Transaction; (2) the realization of revenue and cost synergy benefits from the Agri Transaction; (3) operating costs and business disruption following the Agri Transaction, including adverse effects on relationships with employees; (4) changes in the stock market and interest rate environment that affect revenues and (5) competition. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference into this Consent Solicitation Statement. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Indenture.

The Company

        The Company was organized under Norwegian law as a public company in 1905 to utilize Norway's large hydroelectric energy resources for the industrial production of nitrogen fertilizers. Energy, in the form of hydroelectric power, natural gas and petroleum, has been the basis for the Company's growth and is the common link among its core business activities. The Company's operating segments consist of three core business areas: Oil and Energy, Aluminum and Agri. The business areas and their sub-segments, if any, are as follows:

Hydro Oil and Energy

        Hydro Oil and Energy consists of two sub-segments, Exploration and Production, and Energy and Oil Marketing. Exploration and Production's business activities encompass oil and gas exploration, field development, and the operation of production and transportation facilities. Energy and Oil Marketing's business activities encompass the Company's commercial operations in the oil, natural gas and power sectors, the operation of the Company's power stations, management of the Company's seaborne transportation of crude oil, natural gas liquids and other petroleum products and the Company's interest in the gas transportation system on the Norwegian Continental Shelf ("NCS") and the marketing and sales of refined petroleum products (e.g., gasoline, diesel and heating oil) to retail customers

Hydro Aluminium

        Hydro Aluminium is one of the top three integrated aluminium companies in the world. Hydro Aluminium comprises three sub-segments: Metals, Rolled Products and Extrusion and Automotive.

        The Metals sub-segment encompasses Hydro Aluminium's upstream activities, principally the production and sale of primary aluminium produced in Hydro Aluminium's smelters.

        Hydro Aluminium's Rolled Products sub-segment is centered in Europe, with rolling mills in Germany, Norway, Spain and Italy, as well as a foil rolling mill in Malaysia that provides a foothold in Asia.

        Hydro Aluminium's Extrusion and Automotive sub-segment consists of three sectors: Extrusion, Automotive and North America. Their main products are extruded aluminium profiles, used primarily in the building and construction markets and the transportation segment.

Hydro Agri

        Hydro Agri is a global leader in the production, distribution and sale of nitrogen-based mineral fertilizers and related industrial products. Hydro Agri also distributes and sells a wide range of phosphate- and potash-based mineral fertilizers, as well as complex and specialty mineral fertilizer products sourced from third parties. Hydro Agri comprises three sub-segments: Upstream, Downstream and Industrial. Hydro Agri's Upstream segment is based on Hydro Agri's worldwide ammonia and urea production, including the global trade and shipping of ammonia. The Upstream segment also includes nitrate and complex fertilizer production.

        The Downstream segment consists of Hydro Agri's sales and marketing units.

        The Industrial Segment markets numerous industrial products, mainly originating from Hydro Agri's Upstream and Downstream fertilizer operations.

        The Company's principal corporate offices are located at Bygdøy allé 2, N-0240 Oslo 2 Norway.

The Agri Transaction

        In the second half of 2001, the Company's Board of Directors initiated a corporate portfolio strategy project, which was concluded in June 2003. As a result, the Company announced on June 19, 2003 that it would start preparations to establish Hydro Agri as a separate company with the aim of listing the shares of such company on the Oslo Stock Exchange during the first half of 2004. The Company made this decision after concluding that, for numerous reasons, a separate Hydro Agri entity would have an advantageous strategic starting point for a value enhancing, industrial development as an independent and leading global player.

        Accordingly, the Company's Board of Directors decided November 28, 2003 to recommend to The Company's shareholders that Hydro Agri be established as a separate publicly traded company by means of a demerger transaction. In connection with the proposed demerger, a number of related transactions will be effected in order to structure the Company's ownership of the subsidiaries and other entities that comprise Hydro Agri's business and make possible a full separation of these subsidiaries and other entities from the Company. The demerger is subject to approval by an extraordinary general meeting of the Company scheduled for January 15, 2004. The demerger is expected to be consummated on or about March 24, 2004, and the listing of the new Agri company on the Oslo Stock Exchange is planned for March 25, 2004.

        Under Norwegian law, a demerger is a transfer of part of the assets, rights and liabilities of a company (the transferor company) to one or more newly-formed or pre-existing companies (the transferee company or companies) for consideration in the form of shares of the transferee company (or companies) issued to the holders of shares in the transferor company.

        To effect the demerger, the Company has formed a new company, AgriHold ASA ("AgriHold"), solely for the purpose of acting as the transferee company in the proposed demerger. AgriHold will have no subsidiaries or operational activity prior to the completion of the demerger transaction. AgriHold will remain a wholly owned subsidiary of the Company until consummation of the demerger.

        In the demerger, the assets, rights and liabilities primarily related to the Company's activities in connection with fertilizer products and related chemicals and industrial gases, which are currently part of Hydro Agri, will be transferred to AgriHold. The transferred assets consist primarily of shares and partnership interests held by the Company in companies and partnerships forming part of the Company, as well as a debt due to the Company.

        Based on estimates of the relative fair values of the Company and the assets, rights and liabilities to be transferred to AgriHold in the demerger, respectively, the Company's Board of Directors, in their capacity as members of the Company's Board of Directors and as members of AgriHold's Board of Directors, determined that an allocation of 91.5% of the Company's share capital to the Company and 8.5% of the Company's share capital to the assets, rights and liabilities transferred in the demerger would be proportional to the relative net values allocated to the two companies in the demerger. For the first nine months of 2003, Hydro Agri's operating income and EBITDA represented approximately 11% of the Company's total operating income.

        Through the demerger, AgriHold will acquire certain assets (in addition to the shares and partnership interests in the Agri Companies) and rights and assume certain liabilities. Specifically, AgriHold will assume a liability to pay to the Company an interest-bearing debt, the principal amount of which was approximately NOK 11.5 billion as of October 1, 2003. This debt, together with cash and interest-bearing debt of AgriHold and the other Agri Companies, correspond to a consolidated net interest bearing debt of approximately NOK 8.5 billion for AgriHold and its subsidiaries as of October 1, 2003. In addition, AgriHold and its subsidiaries had a consolidated net pension obligation that, as calculated in accordance with U.S. GAAP and Norwegian GAAP, amounted to approximately NOK 1.7 billion as of December 31, 2002 (without taking into account any corresponding tax deductions).

        AgriHold's repayment of the above-described debt to the Company is expected to be effected on completion of the demerger from the proceeds of debt financing to be arranged through financial institutions prior to the consummation of the demerger. It is a condition precedent to the consummation of the demerger that adequate documentation shall have been produced to evidence that AgriHold will satisfy its indebtedness to the Company on the Completion Date.

        Upon consummation of the proposed demerger, each holder of a the Company's stock will receive one share of AgriHold stock (par value NOK 1.70) for each of the Company's shares held by such shareholder. For holders of the Company's American Depositary Receipts ("ADRs"), AgriHold intends to set up a sponsored Level 1 ADR facility in respect of the AgriHold shares. Each holder of the Company's ADRs shall receive one AgriHold ADR for each of the Company's ADRS held by such holder. No AgriHold shares will be issued in respect of the Company's treasury shares.

        Under the proposed demerger, the Company will hold 20% of the shares in AgriHold, and the remaining 80% of such shares will be issued to the holders of shares and ADRs of the Company. As a result of the proposed demerger, the par value of each of the Company's shares will be reduced from NOK 20.00 to NOK 18.30.

        The Company intends, as part of the demerger process, to sell its 20% shareholding in AgriHold in an offering at the time of the demerger, subject to market conditions. The exact structure of such offering has not yet been determined, but the AgriHold shares to be offered will not be registered under the Securities Act of 1933 (as amended) (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

        The Company announced its intention to spin off Hydro Agri in June, which on June 20, 2003 resulted in Moody's Investors Service, Inc. ("Moody's") amending the Company's rating outlook from negative to stable. On November 28, 2003, following the Company's announcement regarding the proposed Agri Transaction, Moody's reaffirmed the Company's A2 long-term senior unsecured debt rating with stable outlook

        On November 28, 2003, Standard & Poor's Rating Services stated that the ratings and outlook on the Company (A/Negative/A-1) remained unchanged following clarification of the Company's plans to divest from its agricultural business, Hydro Agri.

        The Company has called a shareholders' meeting for January 15, 2004 at which shareholders will vote on the Agri Transaction (the "Shareholders' Meeting", which term includes any adjournment or postponement thereof), as recommended by the Company's Board of Directors.

Terms of the Solicitation

Purpose of the Solicitation	The Company is soliciting Consents of Holders (as defined below) to the Proposed Amendments to the Indenture, to remove a contingent liability of AgriHold under Norwegian law for a portion of certain liabilities of the Company existing at the time of the Agri Transaction. See "Purpose of the Solicitation".
The Proposed Amendments
The Proposed Amendments would result in a waiver of certain rights that will accrue to holders of Notes and Debentures upon the consummation of the Agri Transaction as currently contemplated and as described under "The Agri Transaction". See "The Proposed Amendments".
The Consent Fees
In the event that (i) the Company receives the Requisite Consents relating to any series of the Notes and Debentures on or prior to the Expiration Date and (ii) the applicable Supplemental Indenture become effective with respect to such series, the Company will be obligated, pursuant to the Supplemental Indenture, to pay to each Holder of Notes and/or Debentures of such series who delivered a valid Consent (not subsequently revoked) to the Information Agent on or prior to the Expiration Date a one-time cash payment of $1 per $1,000 of Notes and Debentures held by such Holder in respect of which a valid consent was delivered (and not revoked) (the "Consent Fees"); provided, however, that the Company will not be obligated to pay any Consent Fees unless, and until 5 Business Days after, the Shareholders' Meeting (and any adjournment or postponement thereof), is duly held and the Resolutions are duly passed. See "The Agri Transaction". Accordingly, it is currently expected that the Company will not be required to pay the Consent Fees until 5 Business Days after such date (or such later date that is 5 Business Days after the Shareholders' Meeting is held and the Resolutions are duly passed). Holders should understand that if the Shareholders' Meeting is not held or any of the Resolutions are not duly passed, the Proposed Amendments will not become effective and no Consent Fees will be paid.

The right to receive a Consent Fee is not transferable with a Note or Debenture. The Company will only make payments of the Consent Fees to the persons who were Holders and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof.
Record Date
5:00 p.m., New York City time, on December 2, 2003. Such date has been fixed by the Company as the date for the determination of Holders entitled to give Consents and receive the Consent Fees, if payable, pursuant to the Solicitation. The Company reserves the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents for a series of Notes or Debentures, any new date as such Record Date for such series and, thereupon, any such new date will be deemed to be the Record Date for such series for purposes of the Solicitation.
Expiration Date
5:00 p.m., New York City time, on December 17, 2003, unless the Solicitation is extended by the Company, in which case the term "Expiration Date" will mean the latest date and time to which the Solicitation is extended. The Company may terminate the Solicitation for any reason or may extend the Solicitation for any or all series of Notes or Debentures for a specified period or on a daily basis, regardless of whether the Requisite Consents for such series have been obtained.

Execution Time
The time at which the relevant Supplemental Indenture for a series of Notes or Debentures is executed in accordance with its terms. Promptly following receipt of the Requisite Consents for any series of the Notes, the Company may, but is not required to, execute and deliver the Supplemental Indentures with respect to such series of Notes or Debentures containing the Proposed Amendments to the Trustee. The Supplemental Indentures will each become effective upon (i) the execution of the supplemental indentures by the Company and the Trustee (subject to compliance by the Company with the conditions set forth in the Indenture) and (ii) the Shareholders' Meeting having been held and the Resolutions having been duly passed. The Execution Time for a series of Notes or Debentures may occur prior to the scheduled Expiration Date if each of the foregoing conditions is satisfied prior to that time with respect to such series of Notes or Debentures. Consents with respect to a series of Notes or Debentures may not be revoked after the Execution Time for such series of Notes or Debentures, even if it occurs before the Expiration Date.
How to Consent
Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent Forms signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Information Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. The Company shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent.

Consent Forms must be delivered to the Information Agent prior to the Expiration Date. Only registered owners of Notes or Debentures as of the Record Date or their duly designated proxies, including, for the purposes of the Solicitation, authorized participants in The Depositary Trust Company ("DTC"), Euroclear and/or Clearstream (each, a "Clearance System") that have been granted a proxy by the registered Holder, are eligible to consent to the Proposed Amendments and receive the Consent Fees. See "The Solicitation—How to Consent".
Requisite Consents
The Requisite Consents for a series of the Notes or Debentures, as the case may be, means the receipt of valid, unrevoked Consents from a majority in principal amount of such series of the Notes or Debentures outstanding, as the case may be; provided that, for purposes of determining whether any such requisite principal amount of Notes or Debentures have given their Consent, Notes or Debentures owned by the Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, will be considered as though not outstanding.
Holders
For purposes of this Solicitation, the term "Holder" means (i) any Person in whose name a Note or Debenture is registered in the registry maintained by the Registrar for the relevant series of Notes or Debentures, as the case may be, at 5:00 p.m., New York City time, on the Record Date (the "Record Holder") and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Company which authorizes such other person (or person claiming title by or through such other person) to vote Notes or Debentures on behalf of such Record Holder. Accordingly, for purposes of the Solicitation, the term "Holder" includes authorized participants in a Clearance System that have been granted a proxy by the Clearance System through which a beneficial owner's Notes or Debentures may be held of record as of the Record Date.

Special Procedures for Beneficial Owners
Any beneficial owner whose Notes or Debentures are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact the Holder of its Notes or Debentures promptly and instruct such Holder to consent on its behalf. See "The Solicitation—How to Consent".
Consequences to Non-Consenting Holders
Holders that do not provide valid and unrevoked Consents on or prior to the Expiration Date will not be entitled to receive the Consent Fees. If (i) the Requisite Consents for a series of Notes or Debentures are obtained, (ii) a Supplemental Indenture related to such series of Notes or Debentures becomes effective, all holders of Notes and/or Debentures (including Holders that do not deliver a Consent) of such series will be bound by the Proposed Amendments.
Withdrawal Rights and Revocation
Until the Execution Time for a series of Notes or Debentures, a Consent by a Holder is a continuing Consent by the Holder and will bind every subsequent holder of the relevant series of Notes or Debentures or portion of a Note or Debenture that evidences the same debt as the consenting Holder's Note or Debenture, even if notation of the Consent is not made on any Note or Debenture. However, a Holder of Notes or Debentures of any series may revoke its Consent if the Trustee receives written notice of revocation before the Execution Time of the Supplemental Indenture for such series of Notes or Debentures. Any Holder who revokes a Consent prior to such Execution Time will not receive a Consent Fee, unless such Consent is redelivered and received by the Information Agent and accepted by the Company on or prior to the Execution Time. A Holder may not revoke a Consent after the Execution Time. See "The Solicitation—Revocation of Consents".
Certain Tax Considerations	For a discussion of certain U.S. federal income tax consequences of the Solicitation to beneficial owners of Notes, see "Certain United States Federal Income Tax Consequences".
Solicitation Agent	The Company has retained Citigroup Global Markets Limited as its Solicitation Agent in connection with the Solicitation.

Information Agent	The Company has retained Global Bondholder Services Corporation to act as its information agent and tabulation agent (in such capacities, the "Information Agent") in connection with the Solicitation.

PURPOSE OF THE SOLICITATION

        Pursuant to the demerger plan between the Company and AgriHold as described in "The Agri Transaction", certain assets and liabilities that are currently held by the Company will be transferred to AgriHold. Under the terms of Section 14-11 (3) of the Public Limited Companies Act ("PLCA") of Norway, in the event that, after the Agri Transaction is consummated, either the Company or AgriHold does not fulfil any of its respective obligations outstanding at the time of the consummation of the Agri Transaction, the other company is jointly and severally liable for such obligation. The rule comprises all liabilities, whether known or unknown, absolute or contingent, unilateral or part of reciprocal commercial arrangements.

        As a result, after the consummation of the Agri Transaction, AgriHold would be potentially liable for the liabilities of the Company which are in effect at the time of the completion of the Agri Transaction. In this case, under Norwegian law such secondary joint and several liability is limited in the aggregate to the net value allocated to AgriHold.

        The practical effect of this contingent liability is that the Company would either seek to largely eliminate this contingent claim prior to demerger, or to structure the initial or future funding of AgriHold on a basis that would be senior to this contingent claim. To provide maximum transparency and simplicity to lenders and shareholders of AgriHold, the Company has opted to seek a waiver from the majority of the current long-term lenders to the Company to minimize this contingent liability.

        The waiver contemplated by the Proposed Amendments is a waiver by Holders not of a right that arises under the Indenture, but of a right to pursue AgriHold that arises under Norwegian law as a direct consequence of the Agri Transaction.

        Regardless of whether the Proposed Amendments becomes effective with respect to any series of Notes or Debentures, each series of Notes and Debentures will remain outstanding in accordance with all other terms of the Indenture. The change sought to be effected by the Proposed Amendments will not alter the Company's obligation to pay principal of or interest on the Notes and Debentures, or alter the interest rate or maturity date thereof, and will be effective only upon the terms contained herein.

THE PROPOSED AMENDMENTS

        Section 902 of the Indenture provides for the amendment of any provision of such Indenture (except certain provisions not relevant to the Solicitation) by execution of a supplemental indenture upon the consent of Holders of at least a majority in aggregate principal amount of each series of outstanding Notes or Debentures, as the case may be. Consequently, the Company is soliciting Consents from Holders of each series of the Notes and Debentures to the Proposed Amendment.

        Set forth below is a summary of the Proposed Amendments. This summary does not purport to be complete and is qualified in its entirety by reference to the form of Supplemental Indenture for the full and complete terms of the Proposed Amendments. The form of Supplemental Indenture is attached hereto as Exhibit A, and copies of the Indenture are on file with the SEC and are also available upon request from the Company. Holders of Notes and/or Debentures should carefully review Exhibit A before delivering Consents to the Proposed Amendment. Any capitalized terms which are used in the following summary of the Proposed Amendments but not otherwise defined have the meanings assigned thereto in the Indenture.

        Waiver of Certain Rights:    The following new Section 1011 would be added to Article Ten of the Indenture:

        Section 1011    Waiver of Certain Rights.    Neither the Trustee nor any Holder of the Notes and/or the Debentures issued pursuant to this Indenture shall be entitled to institute any suit or proceeding, or take any other action to enforce against AgriHold any rights to payment (or any other rights) arising under the terms of this Indenture or the Notes and Debentures or under Section 14-11(3) of the Public Limited Liability Companies Act of Norway, that it may have, now or in the future, in connection with or related to any of the obligations (including any payment obligations) of the Company hereunder and the Trustee and each Holder hereby irrevocably waives any such rights against AgriHold; provided that such rights arise as a result or consequence of, or in connection with, the Agri Transaction. Any person that becomes a Holder of any of the Notes and/or Debentures after the date hereof agrees, by accepting such Notes or Debentures, to be bound by the terms of this Section 1011.

        Certain Definitions:    The following defined term would be added to Section 101 (Definitions) in the Indenture:

        "AgriHold" means Agri Holding ASA, or any successor entity thereto.

        "Agri Transaction" means the Company's proposed plan of demerger, substantially as contemplated and described in the Company's Report on Form 6-K furnished to the SEC on December 1, 2003, including the agreements contained therein, as the same may be amended in a manner that is not materially prejudicial to Holders.

THE SOLICITATION

General

        In order to approve the Proposed Amendments for a series of Notes or Debentures, the Company must receive the "Requisite Consents" for such series of Notes or Debentures, which means valid and unrevoked consents of Holders of not less than a majority in outstanding aggregate principal amount of the Notes and Debentures constituting such series.

        As of the Record Date, there were the following aggregate principal amounts of Notes and Debentures outstanding:

• $300,000,000 of the 2009 Notes	• $300,000,000 of the 2023 Debentures
• $350,000,000 of the 2012 Notes	• $250,000,000 of the 2025 Debentures
• $99,522,000 of the 2014 Notes	• $480,512,000 of the 2027 Debentures
• $300,000,000 of the 2016 Debentures	• $250,000,000 of the 2028 Debentures
• $250,000,000 of the 2018 Debentures	• $275,000,000 of the 2029 Debentures

        As of the Record Date, the Company did not hold any Notes or Debentures.

        Promptly following the receipt of the Requisite Consents for any series of Notes and Debentures and compliance with the conditions contained in the Indenture, the Supplemental Indenture for such series may be executed, but the Proposed Amendments will not become effective as to such series of Notes and/or Debentures unless and until the Shareholders' Meeting is held and the Resolutions are duly passed. In addition, as described below, payments of the Consent Fees will be made only after the date that the Shareholders' Meeting is held and the Resolutions are duly passed. If the Proposed Amendments becomes effective with respect to a series of Notes or Debentures, they will be binding on all holders of such series of Notes and Debentures and their successors and transferees, whether or not such holders consented to the Proposed Amendments.

        The delivery of a Consent to the Proposed Amendments will not affect a Holder's right to sell or transfer its Notes or Debentures, and a sale or transfer of Notes or Debentures after the Record Date will not have the effect of revoking any Consent theretofore validly given by the Holder of such Note or Debentures. Therefore, each properly executed and delivered Consent will be counted notwithstanding any sale or transfer of the Note or Debentures to which such Consent relates, unless the applicable Holder has complied with the procedure for revoking Consents, as described herein and in the Consent form. Failure to deliver a Consent will have the same effect as if a Holder had voted "No" to the Proposed Amendments.

CONSENT FEES

        In the event that (i) the Company receives the Requisite Consents relating to a series of the Notes or Debentures on or prior to the Expiration Date and (ii) the Supplemental Indentures are executed and become effective with respect to such series, the Company will be obligated, pursuant to the relevant Supplemental Indenture, to pay to each Record Holder of such series who delivered a valid Consent (not subsequently revoked) to the Information Agent on or prior to the Expiration Date a one-time cash payment of $1.00 per $1,000 of Notes or Debentures held by such Record Holder (and to which such Consent relates); provided, however, that the Company will not be obligated to pay any Consent Fees unless, and until 5 Business Days after, the Shareholders' Meeting is held and the Resolutions are duly passed. Accordingly, it is currently expected that the Company will not be required to pay the Consent Fees until 5 Business Days after such date (or such later time after which the Shareholders' Meeting is held and the Resolutions are duly passed). Holders should understand that if the Shareholders' Meeting is not held or the Resolutions are not duly passed, the Proposed Amendments will not become effective and no Consent Fees will be paid.

        The right to receive a Consent Fee is not transferable with a Note or Debenture. The Company will only make payments of the Consent Fees to the persons who were Holders and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof. No other holder of Notes or Debentures will be entitled to receive any Consent Fee.

        Consents will expire if the Requisite Consents to the Proposed Amendments has not been obtained on or before the Expiration Date (which term includes any extension of the original Expiration Date). Interest will not accrue on or be payable with respect to any Consent Fees.

Record Date

        This Consent Solicitation Statement and Consent Form (the "Solicitation Materials") are being sent to all persons who were Holders on the Record Date (defined to be 5:00 p.m., New York City time, on December 2, 2003) and as many beneficial owners of the Notes and Debentures as the Company is reasonably able to identify. Such date has been fixed by the Company as the date for the determination of Holders entitled to give Consents and receive the Consent Fees, if payable, pursuant to the Solicitation. The Company reserves the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents with respect to a series of Notes or Debentures, any new date as such Record Date for such series of Notes or Debentures and, thereupon, any such new date will be deemed to be the Record Date for such series for purposes of the Solicitation.

How to Consent

        Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent forms signed by such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Information Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement. The Company shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent. Consent Forms must be delivered to the Information Agent prior to the Expiration Date.

        Only Holders (i.e., persons in whose name a Note or Debenture is registered or their duly designated proxies) may execute and deliver a Consent. For purposes of the Solicitation, the term "Holder" shall be deemed to include authorized participants through which a beneficial owner's Notes or Debentures may be held of record as of the Record Date in a Clearance System and that have been granted a proxy by such Clearance System. Any beneficial owner whose Notes or Debentures are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact the Holder of its Notes or Debentures promptly and instruct such Holder to consent on its behalf.

        All Consent Forms that are properly completed, signed and delivered to the Information Agent prior to the Expiration Date (and accepted by the Company as such), and not revoked prior to the Execution Time, will be given effect in accordance with the specifications thereof.

        Holders who desire to consent to the Proposed Amendments should so indicate by marking the appropriate box on, and signing and dating, the Consent Form and mailing, faxing or otherwise delivering it to the Information Agent at the address listed on the back cover page hereof in accordance with the instructions contained therein. However, if neither of the boxes on a Consent Form is checked, but such Consent Form is otherwise properly completed and signed, the Holder will be deemed to have consented to the Proposed Amendments. Consent Forms should not be delivered to the Company, the Trustee or the Solicitation Agent. However, the Company reserves the right to accept any Consent received by it, the Trustee or the Solicitation Agent. Under no circumstances should any person tender or deliver Notes or Debentures to the Company, the Trustee, the Solicitation Agent or the Information Agent.

        If Notes or Debentures to which a Consent relates are held by two or more joint Holders, all such Holders must sign the Consent Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Company of such person's authority so to act. If Notes or Debentures are held in different names, separate Consent Forms must be executed covering each name.

        If a Consent relates to fewer than all of the Notes or Debentures held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Consent Form the aggregate dollar amount (in integral multiples of $1,000) of such Notes or Debentures to which the Consent relates. Otherwise, the Consent will be deemed to relate to all such Notes and/or Debentures held by such Holder. A Consent Fee will be paid only for such portion of the Notes and/or Debentures to which a Consent relates.

        HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER, FACSIMILE (FOLLOWED BY DELIVERY BY HAND OR OVERNIGHT COURIER OF AN ORIGINAL) OR ELECTRONIC TRANSMISSION THEIR PROPERLY COMPLETED, EXECUTED AND DATED CONSENT FORMS TO THE INFORMATION AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND IN THE CONSENT FORM. REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE INFORMATION AGENT. CONSENT FEES WILL ONLY BE PAID TO HOLDERS WHOSE CONSENT FORMS ARE RECEIVED BY THE INFORMATION AGENT (AND NOT SUBSEQUENTLY REVOKED) ON OR PRIOR TO THE EXPIRATION DATE. NEITHER CONSENTS NOR REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE COMPANY, THE TRUSTEE OR THE SOLICITATION AGENT. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CONSENT FORMS AND REVOCATIONS, IS AT THE ELECTION AND RISK OF THE HOLDER. IN NO EVENT SHOULD A HOLDER TENDER OR DELIVER CERTIFICATES EVIDENCING SUCH HOLDER'S NOTES.

        THE COMPANY RESERVES THE RIGHT TO RECEIVE CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF A CONSENT.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of a Consent will be resolved by the Company, in its sole discretion, which resolution shall be final and binding. The Company reserves the right to reject any and all Consents not validly given or any Consents the Company's acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in the delivery of a Consent or modify the conditions to the Solicitation (subject to any requirement to extend the Expiration Date). The interpretation by the Company of the terms and conditions of the Solicitation (including the Consent Form and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Company shall determine. None of the Company, the Trustee, the Solicitation Agent, the Information Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of Consents, nor shall any of them incur any liability for failure to give such notification.

Expiration Date; Extensions; Amendment

        The Expiration Date shall occur at 5:00 p.m. New York City time, on December 17, 2003, unless the Company, in its sole discretion, extends the period during which the Solicitation is open, in which event the Expiration Date shall be the last date for which an extension is effective. In order to extend the Expiration Date, the Company will notify the Information Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcements may state that the Company is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder or beneficial owner of Notes or Debentures to be so notified will not affect the extension of the Solicitation.

        Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement (other than an extension of the Solicitation pursuant to the next paragraph), the Company reserves the right, in its sole discretion, at any time prior to the Execution Time with respect to any series of Notes or Debentures to (i) terminate the Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms of the Solicitation or (iv) modify the form or amount of the consideration to be paid pursuant to the Solicitation, in each case with respect to such series of Notes of Debentures.

        If the Solicitation is amended in any material manner, or the Company waives or modifies any material conditions to the Solicitation, the Company will promptly disclose such amendment, waiver or modification in a public announcement, and the Company may, if determined by the Company to be appropriate, extend the Solicitation for a period deemed by the Company to be adequate to permit Holders to deliver or revoke their Consents.

        Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Revocation of Consents

        Consents may be revoked by Holders of a series of Notes or Debentures at any time prior to the Execution Time for such series of Notes or Debentures. Unless properly revoked, a Consent by a Holder of Notes or Debentures of any series shall bind the Holder of such series of Notes and Debentures and every subsequent Holder of such series of Notes or Debentures or portion of such Notes or Debentures that evidences the same debt as the consenting Holder's Notes or Debentures, even if a notation of the Consent is not made on any such Notes or Debentures.

        Any Holder of Notes or Debentures of any series as to which a Consent has been given may revoke such Consent as to such Notes or Debentures or any portion of such Notes or Debentures (in integral multiples of $1,000) by delivering a written notice of revocation or a changed Consent Form bearing a date later than the date of the prior Consent form to the Information Agent at any time prior to the time that the Supplemental Indenture relating to such series of Notes or Debentures giving effect to the Proposed Amendments has been executed by the Trustee. Any notice of revocation received after the execution of the relevant Supplemental Indenture will not be effective.

        To be effective, a notice of revocation must be in writing signed by the Holder, must contain the name of the Holder and the principal amount of the series of Notes and/or Debentures to which it relates, must be received by the Information Agent before the Execution Time for the relevant series of Notes or Debentures and must be signed in the same manner as the original Consent Form. All revocations of Consents should be addressed to the Information Agent at the address set forth on the back cover of this Consent Solicitation Statement.

        The Company reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Company in its sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Company, any of its affiliates, the Solicitation Agent, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

  Solicitation Agent and Information Agent

        The Company has retained Citigroup Global Markets Inc. to serve as its Solicitation Agent and Global Bondholder Services Corporation to serve as its Information Agent in connection with the Solicitation. The Solicitation Agent has not been retained to render an opinion as to the fairness of the Solicitation. The Company has agreed to reimburse the Solicitation Agent for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify each of the Solicitation Agent and the Information Agent against certain liabilities and expenses. At any time, the Solicitation Agent may trade the Notes and Debentures for its own account or for the accounts of its customers and, accordingly, may have a long or short position in the Notes and Debentures. The Solicitation Agent and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Company. The Solicitation Agent and the Information Agent each will receive a fee from the Company for serving in such capacities.

        THE COMPANY HAS NOT AUTHORIZED ANY PERSON (INCLUDING THE SOLICITATION AGENT AND THE INFORMATION AGENT) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS SOLICITATION OF CONSENTS OTHER THAN AS SET FORTH HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE INFORMATION AGENT, THE SOLICITATION AGENT OR ANY OTHER PERSON.

        Requests for assistance in filling out and delivering Consent Forms or for additional copies of this Consent Solicitation Statement or the Consent Form may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement.

Fees and Expenses

        The Company will bear the costs of the Solicitation, including the fees and expenses of the Solicitation. Agent and the Information Agent. The Company will pay the Trustee under the Indenture "reasonable and customary compensation for its services' in connection with the Solicitation, plus reimbursement for expenses.

Miscellaneous

        The Solicitation is not being made to, and Consent Forms will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may in its discretion take such action as it may deem necessary to lawfully make the Solicitation in any such jurisdiction and to extend the Solicitation to Holders in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Solicitation to be made by a licensed broker or dealer, the Solicitation will be deemed to be made on behalf of the Company by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain United States federal income tax consequences of the Solicitation that may be relevant to a beneficial owner of Notes and Debentures that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Notes and Debentures (a "U.S. Holder"). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion does not deal with special classes of Holders, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt organizations, persons holding Notes and Debentures as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a functional currency other than the U.S. dollar. This discussion assumes that the Notes and Debentures are held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. Accordingly, each Holder should consult its own tax advisor with regard to the Solicitation and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

Effect of Proposed Amendments

        Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a "Deemed Exchange") if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. A modification of a debt instrument that is not a significant modification does not create a Deemed Exchange.

        The modification of the Indenture pursuant to the Proposed Amendments (alone or together with the payment of the Consent Fees) should not cause a Deemed Exchange of the Notes and Debentures under Treasury Regulation section 1.1001-3. Accordingly, a U.S. Holder should not recognize any gain or loss, for U.S. federal income tax purposes, upon the adoption of the Proposed Amendments, regardless of whether the U.S. Holder consents to the Proposed Amendments, and should have the same adjusted tax basis and holding period in the Notes and Debentures after the adoption of the Proposed Amendments that such U.S. Holder had in the Notes and Debentures immediately before such adoption.

        Payment of the applicable Consent Fee to a U.S. Holder for consenting to the Proposed Amendments will be taxable as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for tax purposes.

Backup Withholding

        A U.S. Holder may be subject to backup withholding on Consent Fees unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a Consent Fee will be allowed as a credit against such U.S. Holder's federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Norwegian Withholding Taxes

        The Company does not intend to withhold any Norwegian taxes with respect to the payment of the Consent Fees.

Non-U.S. Holders

        Beneficial owners of Notes and Debentures who are not "United States persons" (within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended) are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax exemption and refund procedures.

EXHIBIT A

FORM OF SUPPLEMENTAL INDENTURE

        THIS SUPPLEMENTAL INDENTURE (this "Supplemental Indenture") is made as of [    ], 2003, between Norsk Hydro ASA, a public limited company incorporated under the laws of Norway (the "Company"), and JPMorgan Chase Bank (formerly The Chase Manhattan Bank, N.A.), as trustee (the "Trustee"). Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.

RECITALS OF THE COMPANY

        The Company and the Trustee have heretofore executed and delivered an Indenture dated as of April 15, 1992 as amended by the First Supplemental Indenture dated as of April 15, 1993, (the "Indenture"), pursuant to which the Company has heretofore issued its [    ]% Notes [or Debentures] due [    ], in the principal amount of $[    ] (the "Notes [or Debentures]"). The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.

        Section 902 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture with the consent of the Holders of at least a majority in principal amount of each series of the Notes [or Debentures] then outstanding.

        All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

  NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:

ARTICLE I

Amendments

        Waiver of Certain Rights:    The following new Section 1011 is added to Article Ten of the Indenture:

Section 1011 Waiver of Certain Rights. Neither the Trustee nor any Holder of the Notes and/or the Debentures issued pursuant to this Indenture shall be entitled to institute any suit or proceeding, or take any other action to enforce against AgriHold any rights to payment (or any other rights) arising under the terms of this Indenture or the Notes and Debentures or under Section 14-11(3) of the Public Limited Liability Companies Act of Norway, that it may have, now or in the future, in connection with or related to any of the obligations (including any payment obligations) of the Company hereunder and the Trustee and each Holder hereby irrevocably waives any such rights against AgriHold; provided that such rights arise as a result or consequence of, or in connection with, the Agri Transaction. Any person that becomes a Holder of any of the Notes and/or Debentures after the date hereof agrees, by accepting such Notes or Debentures, to be bound by the terms of this Section 1011.

        Certain Definitions:    The following defined terms would be added to Section 101 (Definitions) in the Indenture:

"AgriHold" means Agri Holding ASA, or any successor entity thereto.

"Agri Transaction" means the Company's proposed plan of demerger, substantially as contemplated and described in the Company's Report on Form 6-K furnished to the SEC on December 1, 2003, including the agreements contained therein, as the same may be amended in a manner that is not materially prejudicial to Holders.

ARTICLE II

Effective Time

        SECTION 2.01    Effective Time of Amendments to Indenture.

        The amendments to the Indenture set forth in Article I of this Supplemental Indenture shall only become effective upon (i) the execution and delivery of this Supplemental Indenture by the Company and the Trustee (ii) the shareholders' meeting during which the Company's shareholder's vote on the Agri Transaction, as recommended by the Company's Board of Directors, (the "Shareholders' Meeting") having been held and (iii) the resolutions to be proposed at the Shareholder's Meeting to sanction the Agri Transaction having been duly passed.

ARTICLE III

Miscellaneous

        SECTION 3.01    Execution as Supplemental Indenture.

        This Supplemental Indenture is executed and upon its effectiveness shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

        Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

        SECTION 3.02    Responsibility for Recitals.

        The recitals herein shall be taken as statements of the Company, and the Trustee' assumes no responsibility for the correctness thereof.

        SECTION 3.03    Successors and Assigns.

        All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

        SECTION 3.04    Governing Law.

        This Supplemental Indenture and the Notes [or Debentures] shall be governed by, and construed in accordance with, the laws of the state of New York.

        SECTION 3.05    Conflicts.

        In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

        SECTION 3.06    Counterparts.

        This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed.

Dated as of [            ].

NORSK HYDRO ASA
By:	Name: Title:

JPMORGAN CHASE BANK (FORMERLY THE CHASE MANHATTAN BANK, N.A.) as Trustee
By:	Name: Title:

NORSK HYDRO ASA

SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS

        In order to give a Consent, a Holder should mail, hand deliver, send by overnight courier or facsimile (confirmed by physical delivery) a properly completed and duly executed Consent Form, and any other required document, to the Information Agent at its address set forth below. Any questions or requests for assistance or for additional copies of this Consent Solicitation Statement or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A Holder may also contact the Solicitation Agent at its telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.

The Solicitation Agent for the Solicitation is:

Citigroup Global Markets Limited

Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB, United Kingdom
Attn: Liability Management Group
Telephone: +44 (0)20 7986 8969
Telephone (Toll Free) +1 (800) 558 3745
(Collect): +1 (212) 723 6106

The Information Agent for the Solicitation is:

Global Bondholder Services Corporation

65 Broadway—Suite 704 New York, New York 10006 Attn: Corporate Actions	Ambassador House 2 White Kenneth Street London, El 7BS England
Banks and Brokers call: +1 (212) 430 3774 Toll free + 1 (866) 470 3900	Inside the UK: (020) 7864 9136 Outside the UK: +44 (0)20 7864 9136

By Facsimile:
(For Eligible Institutions only):
+1 (212) 430 3775

By Mail: Broadway—Suite 704 New York, NY 10006	Confirmation: +1 (212) 430 3774 By Overnight Courier 65 Broadway—Suite 704 New York, NY 10006	By Hand 65 Broadway—Suite 704 New York, NY 1000

NORSK HYDRO ASA

CONSENT FORM

Solicitation of Consents Relating to Each of the
Series of its Notes and Debentures Listed Below

$300,000,000 6.36% Notes due 2009	$300,000,000 7.75% Debentures due 2023
$350,000,000 9.00% Debentures due 2012	$250,000,000 7.15% Debentures due 2025
$99,522,000 9.125% Debentures due 2014	$480,512,000 7.25% Debentures due 2027
$300,000,000 7.50% Debentures due 2016	$250,000,000 6.80% Debentures due 2028
$250,000,000 6.70% Debentures due 2018	$275,000,000 7.15% Debentures due 2029

TO: Global Bondholders Services Corporation

By Facsimile:
(For Eligible Institutions only):
(212) 430-3775

By Mail: Broadway—Suite 704 New York, NY 10006	Confirmation: (212) 430-3774 By Overnight Courier 65 Broadway—Suite 704 New York, NY 10006	By Hand 65 Broadway—Suite 704 New York, NY 10006

        This solicitation (the "Solicitation") is made by Norsk Hydro ASA (the "Company") only to Holders (as defined below) as of the Record Date (as defined below) of each series of the Notes and Debentures listed above (collectively, the "Notes and Debentures"), as described in the accompanying Consent Solicitation Statement dated December 3, 2003 (the "Consent Solicitation Statement"). The Consent Solicitation Statement and the instructions accompanying this Consent Form should be read carefully before this Consent Form is completed.

        Capitalized terms used herein but not defined herein have the meanings given to them in the Consent Solicitation Statement.

        Holders who wish to Consent to the Proposed Amendments should deliver one or more properly completed Consent Forms signed by such Holders by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Information Agent (not to the Company or the Solicitation Agent) at its address or facsimile number set forth above in accordance with the instructions set forth herein and in the Consent Solicitation Statement. However, the Company reserves the right to accept any Consent received by it, the Trustee or the Solicitation Agent. The Company shall have the right to determine whether any purported Consent satisfies the requirements of the Solicitation and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent. Under no circumstances should any person tender Notes or Debentures to the Company, the Trustee, the Solicitation Agent, or the Information Agent at any time.

        Only Holders (as defined below) are eligible to Consent to the Proposed Amendments. Except as provided in this paragraph, "Holder" means (i) any person (the "Record Holder") in whose name a Note or Debenture is registered in the registry by the registrar for the relevant series of Notes or Debentures at 5:00 p.m., New York City time, on December 2, 2003 (the "Record Date"), and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Company which authorizes such other person (or person claiming title by or through such other person) to vote Notes or Debentures on behalf of the Record Holder. Accordingly, for purposes of the Solicitation, the term "Holder" includes authorized participants in The Depositary Trust Company ("DTC"), Euroclear and/or Clearstream (each a "Clearance System") that have been granted a proxy by the Clearance System through which a beneficial owner's Notes or Debentures may be held of record as of the Record Date. Any beneficial owner of Notes or Debentures who is not a Holder of such Notes or Debentures must arrange with the person who is the Holder or such Holder's assignee or nominee to execute and deliver a Consent form on behalf of such beneficial owner. The Company reserves the right to establish from time to time a new date as the Record Date with respect to any Solicitations and, thereupon, any such new date will be deemed to be the "Record Date" for purposes of such Solicitations.

        The Requisite Consents for each series of the Notes or Debentures, as the case may be, means the receipt of valid, unrevoked Consents from a majority in principal amount of such series of Notes or Debentures outstanding, as the case may be; provided that, for purposes of determining whether such requisite principal amount of Notes or Debentures have given their Consent, Notes and Debentures owned by the Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, will be considered as though not outstanding.

CONSENT

        By execution hereof, the undersigned acknowledges receipt of the Consent Solicitation Statement. The undersigned hereby represents and warrants that as of the Record Date the undersigned was a Holder of the Notes and/or Debentures indicated below and had full power and authority to take the action indicated below in respect of such Notes and/or Debentures. The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to perfect the undersigned's consent.

        The undersigned acknowledges that the undersigned must comply with the provisions of this Consent Form and complete the information required herein to validly consent to the Proposed Amendments set forth in the Consent Solicitation Statement. The effectiveness of the Proposed Amendments for a series of Notes or Debentures is conditioned on (i) there being received (and not revoked) on or prior to the Expiration Date, the Requisite Consents of the Holders of such series of Notes or Debentures to the Proposed Amendments and (ii) the execution of the Supplemental Indenture related to such series of Notes or Debentures by the Company and the relevant Trustee.

        Please indicate by marking the appropriate box below whether you wish to (i) consent to the Proposed Amendments or (ii) not consent to the Proposed Amendments. The undersigned acknowledges that Consent forms delivered pursuant to any one of the procedures described under the heading "The Solicitation-How To Consent" in the Consent Solicitation Statement and in the instructions in this Consent Form will constitute a binding agreement among the undersigned and the Company upon the terms and subject to the conditions of the Solicitation. The undersigned further understands that if no box is checked, but this Consent Form is executed and delivered, the undersigned will be deemed to have consented to the Proposed Amendments. The undersigned hereby agrees that its consent can only be revoked in accordance with the procedures set forth herein and in the Consent Solicitation Statement.

CONSENT	DO NOT CONSENT
☐	☐

        Unless otherwise specified in the table below, this Consent relates to the total principal amount of the Notes and/or Debentures held of record by the undersigned at 5:00 p.m. (New York City time) on the Record Date. If this Consent relates to less than the total principal amount of the Notes and/or Debentures so held, the undersigned has listed on the table below the serial numbers (with respect to the Notes and Debentures not held by depositaries) and principal amount of the Notes and/or Debentures for which consent is given. If the space provided below is inadequate, list the certificate numbers and aggregate principal amounts on a separate signed schedule and affix the list to this Consent Form.

        The undersigned authorizes the Information Agent to deliver this Consent Form to the relevant Trustee as evidence of the undersigned's actions with respect to the Proposed Amendments.

        This Consent Form shall be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF THE NOTES AND/OR DEBENTURES AS TO WHICH CONSENTS ARE GIVEN
(Complete with respect to each Issue)

$300,000,000 6.36% Notes due 2009
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$350,000,000 9.00% Debentures due 2012
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$99,522,000 9.125% Debentures due 2014
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$300,000,000 7.50% Debentures due 2016
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$250,000,000 6.70% Debentures due 2018
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:.

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$300,000,000 7.75% Debentures due 2023
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:.

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$250,000,000 7.15% Debentures due 2025
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$480,512,000 7.25% Debentures due 2027
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$250,000,000 6.80% Debentures due 2028
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:.

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

$275,000,000 7.15% Debentures due 2029
Name and Address of Holder	Certificate Number(s)*	Aggregate Principal Amount of Note(s) and/or Debentures**	Principal Amount With Respect to Which Consents are Given**

Name of Beneficial Owner

Total: Principal Amount Consenting $

*
Need not be completed by Holders whose Notes or Debentures are held of record by depositories:

**
Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of Note(s) and/or Debenture(s)." All principal amounts must be in multiples of $1,000.

IMPORTANT—READ CAREFULLY

        If this Consent Form is executed by the Holder, it must be executed in exactly the same manner as the name of the Holder appears on the Notes or Debentures, as the case may be. An authorized participant in a Clearance System must execute this Consent Form exactly as its name appears on the relevant Clearance System's position listing as of 5:00 p.m. (New York City time) on the Record Date. If the Notes or Debentures are held of record by two or more joint Holders, all such Holders must sign this Consent Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Company of such person's authority to so act. If the Notes or Debentures are registered in different names, separate Consent Forms must be executed covering each form of registration.

SIGN HERE

Signature(s) of Holder(s)
Date:

Name(s):
(Please Print)
Capacity (full title):
Address:
(Include Zip Code)
Area Code and Telephone No.:
Tax Identification or Social Security No.:

The signatory/s names above certify that they (circle one) are/are not residents of the United States as defined in the Income Tax Convention between France and the United States (see instruction 11 below).
GUARANTEE OF SIGNATURE(S) If required, see instructions 5 and 6 below)
Authorized Signature:
Name and Title:
(Please Print)
Date:
Name of Firm:

PAYMENT INSTRUCTIONS

        In the event that (i) the Company receives the Requisite Consents with respect to a series of Notes or Debentures on or prior to the Expiration Date and (ii) the applicable Supplemental Indenture relating to such series of Notes or Debentures become effective, the Company will be obligated, pursuant to the Supplemental Indenture, to pay to the Holders of such series of Notes or Debentures who delivered valid Consents (not subsequently revoked) to the Information Agent on or prior to the Expiration Date one time cash payments of $1.00 per $1,000 of Notes and/or Debentures held by such Holder (and to which such Consents relate) (the "Consent Fees"); provided, however, that the Company will not be obligated to pay any Consent Fees until 5 Business Days after the date that the Shareholder's Meeting, and any adjournment or postponement thereof and the Resolutions are duly passed. Accordingly, it is currently expected that Consent Fee payments will not be made until such date, or such later date which is 5 Business Days after the date that the Shareholder's Meeting is held and the Resolutions are duly passed. Holders should understand that if the Shareholder's Meeting is not held or any of the Resolutions are not duly passed, the Proposed Amendments will not become effective and no Consent Fees will be paid. Holders whose Consents are not received on or prior to the Expiration Date will NOT be entitled to a Consent Fee in any circumstances, but will be bound by the Proposed Amendments if the Supplemental Indenture become effective with respect to the series of Notes and/or Debentures held by such Holders. The method of delivery of all documents, including fully executed Consent forms, is at the election and risk of the Holder.

        In order for a Consent to be valid and effective, a Consent Form must be properly completed, executed and timely received by the Information Agent on or prior to the Expiration Date and such Consent must not thereafter be properly revoked as provided herein and in the Consent Solicitation Statement.

        Consent Fees will be sent by the Company by wire transfer directly to Euroclear and Clearstream, which will make payments to their respective participants, entitled to a Consent Fee. Consent Fees owing to participants in DTC will be sent by the Company by wire transfer to the Information Agent, which will subsequently mail checks to the DTC participants, entitled to a Consent Fee, at the address of the DTC participant as it appears in the signature box on the previous page.

INSTRUCTIONS FOR CONSENTING HOLDERS FORMING PART
OF THE TERMS AND CONDITIONS OF THE SOLICITATION

1.
Delivery of this Consent Form.    Subject to the terms and conditions set forth in this Consent Form and in the Consent Solicitation Statement, a properly completed and duly executed copy of this Consent Form and any other documents required by this Consent Form must be received by the Information Agent at its address or facsimile number set forth on the cover hereof on or prior to the Expiration Date (provided that the executed original of each document sent by facsimile transmission on or prior to the Expiration Date must be received by the Information Agent at its address prior to 5:00 p.m., New York City time, on the third business day following the Expiration Date). The method of delivery of this Consent Form and all other required documents to the Information Agent is at the risk of the Holder, and the delivery will be deemed made only when actually received by the Information Agent. In all cases, sufficient time should be allowed to assure timely delivery. No Consent form should be sent to any person other than the Information Agent.

2.
Expiration Date.    The Solicitation expires at 5:00 p.m., New York City time on December 17, 2003, unless the Company, in its sole discretion, extends the period during which the Solicitation is open, in which case the term "Expiration Date" shall mean, with respect to the Solicitation as so extended, the latest date and time to which such Solicitation is extended. In order to extend the Expiration Date, the Company will notify the Information Agent orally or in writing of any extension and will make a public announcement thereof by press release each at or prior to 9:00 a.m., New York City time on the next business day after the previously scheduled Expiration Date. The Company may extend the Solicitation with respect to any or all series of Notes or Debentures on a daily basis or for a specified period of time. Failure by any Holder or beneficial owner of the Notes or Debentures to be so notified will not affect the extension of the Solicitation.

3.
Questions Regarding Validity, Form, Legality, etc.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Consents and revocations of Consents will be resolved by the Company, in its sole discretion, which resolution will be final and binding. The Company reserves the absolute right to reject any or all consents and revocations that are not in proper form or the acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in connection with deliveries of Consents which, unless waived, must be cured within such time as the Company determines. None of the Company, the Trustee, the Solicitation Agent, the Information Agent or any other person shall have any duty to give notification of any such defects, irregularities or waivers, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consent forms or notices of revocation will not be deemed to have been made until such defects or irregularities have been cured or waived. The Company's interpretation of the terms and conditions of the Solicitation (including this Consent Form, the Consent Solicitation Statement and the instructions hereto and thereto) will be final and binding on all parties.

4.
Holders Entitled to Consent.    Only a Holder (or its representative or attorney-in-fact) or another person who has complied with the procedures set forth below may execute and deliver a Consent form. Any beneficial owner or registered holder of the Notes or Debentures who is not the Holder thereof (e.g., held in the name of a nominee or participant in a Clearance System provided that such participant is holding a proxy or other authorization granted by the Holder or the beneficial owner's broker, dealer, commercial bank, trust company or other nominee institution) must arrange with such Holder(s) or Holder's assignee or nominee to execute and deliver this Consent Form on behalf of such beneficial owner. For purposes of the Solicitation, the term "Holder" shall be deemed to include authorized participants through which a beneficial owner's Notes or Debentures may be held of record as of the Record Date in a Clearance System. A consent by a Holder is a continuing consent notwithstanding that ownership of a Note or Debentures has been transferred subsequent to the Record Date, unless the Holder timely revokes the prior consent in accordance with the procedures set forth herein and in the Consent Solicitation Statement.

5.
Signatures on this Consent Form.    If this Consent Form is signed by the Holder(s) of the Notes or Debentures with respect to which this consent is given, the signature(s) of such Holder(s) must correspond with the name(s) as contained in the books of the register maintained by the relevant Trustee or as set forth in the position listing of the relevant Clearance System without alteration, enlargement or any change whatsoever.

  If any of the Notes or Debentures with respect to which this consent is given were held of record on the Record Date by two or more joint Holders, all such Holders must sign this Consent Form. If any Notes or Debentures with respect to which this consent is given have different Holders, it will be necessary to complete, sign and submit as many separate copies of this Consent Form and any necessary accompanying documents as there are different Holders.

  If this Consent Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should indicate such fact when signing, and, unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with this Consent Form.

6.
Signature Guarantees.    All signatures on this Consent Form must be guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, including (as such terms are defined therein): (a) a bank; (b) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (c) a credit union; (d) a national securities exchange, registered securities association or clearing agency; or (e) a savings institution that is a participant in a Securities Transfer Association recognized program (each an "Eligible Institution"). However, signatures need not be guaranteed if this Consent is given by or for the account of an Eligible Institution. If the Holder of the Notes or Debentures is a person other than the signer of this Consent Form, see Instruction 5.

7.
Revocation of Consent.    Any Holder of a series of Notes or Debentures as to which a consent has been given may revoke such consent as to such Notes or Debentures or any portion of such Notes or Debentures (in integral multiples of $1,000) by delivering a written notice of revocation or a changed Consent form bearing a date later than the date of the prior Consent form to the Information Agent at any time prior to the time that the Supplemental Indenture giving effect to the Proposed Amendments for such series of Notes or Debentures has been executed by the Trustee and become effective. Any notice of revocation received after the execution of the relevant Supplemental Indenture will not be effective. The transfer of Notes or Debentures after the Record Date will not have the effect of revoking any consent theretofore validly given by the Holder of such Notes or Debentures, and each properly completed and executed Consent Form will be counted notwithstanding any transfer of the Notes or Debentures to which such Consent relates, unless the procedure for revoking Consents described below has been complied with.

  To be effective, a notice of revocation must be in writing, must contain the name of the Holder, and the aggregate principal amount of Notes and/or Debentures to which it relates and must be signed in the same manner as the original Consent form. Revocation of consents must be sent to the Information Agent at its address set forth in this Consent Form.

  To be effective, the revocation must be executed by the Holder of such Notes and/or Debentures in the same manner as the name of such Holder appears on the books of the register maintained by the relevant Trustee or as set forth in the relevant Clearance System's position listing without alteration, enlargement or any change whatsoever. If a revocation is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must indicate such fact when signing and must submit with the revocation appropriate evidence of authority to execute the revocation. A revocation of a Consent will be effective only as to the Notes and/or Debentures listed on the revocation and only if such revocation complies with the provisions of this Consent Form and the Consent Solicitation Statement. Only a Holder of the Notes or Debentures is entitled to revoke a Consent previously given. A beneficial owner of Notes or Debentures must arrange with the Holder of such Notes or Debentures to execute and deliver on its behalf a revocation of any consent already given with respect to such Notes or Debentures. A purported notice of revocation that is not received by the Information Agent in a timely fashion and accepted by the Company as a valid revocation will not be effective to revoke a Consent previously given.

  A revocation of a Consent may only be rescinded by the delivery of a written notice of revocation or the delivery of a new Consent. A Holder who has delivered a valid and effective revocation may thereafter deliver a new Consent by following one of the described procedures at any time prior to the Expiration Date.

  The Company reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Company in its sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Company, any of its affiliates, the Solicitation Agent, Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

8.
Waiver of Conditions.    The Company reserves the absolute right, subject to applicable law, to amend, waive or modify the terms and conditions of the Solicitation.

9.
Termination.    The Company reserves the right, in its sole discretion and regardless of whether any of the conditions in the Consent Solicitation Statement, have been satisfied, subject to applicable law, at any time prior to the effectiveness of the Supplemental Indenture with respect to a series of Notes or Debentures, to terminate the Solicitation for any reason with respect to such series of Notes or Debentures. In the event the Solicitation is abandoned or terminated prior to the effectiveness of the Supplemental Indenture with respect to a series of Notes or Debentures, any Consents given with respect to the Solicitation with respect to such series of Notes or Debentures will be voided and no Consent Fee will be paid to the Holders of such series of Notes or Debentures with respect to such Consents.

10.
Questions and Requests for Assistance and Additional Copies.    Questions concerning the terms of the Solicitation and requests for assistance in completing and delivering Consent Forms or for additional copies of the Consent Solicitation Statement, this Consent Form or other related documents should be directed to the Information Agent at the address and telephone number indicated on the first page of this Consent Form.

11.
Norwegian Withholding Taxes.    The Company does not intend to withhold any Norwegian taxes with respect to the payment of the Consent Fees.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSK HYDRO ASA (Registrant)
Date: December 9, 2003	/s/ IDA HELLIESEN
Ida Helliesen
Senior Vice President, Corporate Finance

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CONSENT SOLICITATION STATEMENT
IMPORTANT
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
SUMMARY
The Company
The Agri Transaction
Terms of the Solicitation
PURPOSE OF THE SOLICITATION
THE PROPOSED AMENDMENTS
THE SOLICITATION
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
  EXHIBIT A
FORM OF SUPPLEMENTAL INDENTURE
RECITALS OF THE COMPANY
ARTICLE I Amendments
ARTICLE II Effective Time
ARTICLE III Miscellaneous
NORSK HYDRO ASA SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS
Citigroup Global Markets Limited
Global Bondholder Services Corporation
NORSK HYDRO ASA CONSENT FORM Solicitation of Consents Relating to Each of the Series of its Notes and Debentures Listed Below
CONSENT
DESCRIPTION OF THE NOTES AND/OR DEBENTURES AS TO WHICH CONSENTS ARE GIVEN (Complete with respect to each Issue)
IMPORTANT—READ CAREFULLY
PAYMENT INSTRUCTIONS
INSTRUCTIONS FOR CONSENTING HOLDERS FORMING PART OF THE TERMS AND CONDITIONS OF THE SOLICITATION
SIGNATURES